# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 180 Life Sciences Corp., CIK 0001690080
CUSIP: 68236V302
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3000 EL CAMINO REAL, BLDG 4, STE 200, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 04/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001365555

## Reporting persons
- AMTRUST FINANCIAL SERVICES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 509,707; shared voting power 0; sole dispositive power 509,707; shared dispositive power 0; aggregate amount beneficially owned 509,707 (9.8% of the class)
- AMTRUST INTERNATIONAL UNDERWRITERS DAC: type of reporting person: insurance company (IC); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 509,707; sole dispositive power 0; shared dispositive power 509,707; aggregate amount beneficially owned 509,707 (9.8% of the class)

## Item 1. Issuer
Name of issuer: 180 Life Sciences Corp.
Address of issuer's principal executive offices: 3000 EL CAMINO REAL, BLDG 4, STE 200 Palo Alto, CA, 94306

## Item 2. Person Filing
Name of person filing: The persons filing this statement are AmTrust Financial Services, Inc. ("AFSI") and AmTrust International Underwriters DAC ("AIUDAC", together with AFSI, the "Reporting Persons"). AFSI has the sole voting and dispositive power with regard to 509,707 of the issuer's shares of common stock. AIUDAC is a subsidiary of AFSI.
Address of principal business office or, if none, residence: The principal business address of the AFSI is 59 Maiden Lane, 43rd Floor, New York, NY 10038. The registered address of AIUDAC is 6-8 College Green, Dublin 2, D02 VP48.
Citizenship: AFSI is incorporated in Delaware. AIUDAC is incorporated in Ireland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: AFSI has the sole voting and dispositive power with regard to 509,707 of the issuer's shares of common stock and is acting as an advisor on behalf of AIUDAC. AIUDAC is a subsidiary of AFSI.
Percent of class: As of April 9, 2025, the Reporting Persons may be deemed to beneficially own in the aggregate 509,707 of the issuer's shares of common stock, representing approximately 9.8% of the issuer's outstanding shares (based on 5,185,780, shares outstanding as of March 31, 2025, as disclosed in the issuer's Annual Report on Form 10-K for the year ended December 31, 2024.)
Sole power to vote or to direct the vote: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Shared power to vote or to direct the vote: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Sole power to dispose or to direct the disposition: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Shared power to dispose or to direct the disposition: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- AMTRUST FINANCIAL SERVICES, INC.: /s/ Stephen Ungar, Executive Vice President, General Counsel (04/16/2025)
- AMTRUST INTERNATIONAL UNDERWRITERS DAC: /s/ Peter Farrell, Company Director (04/16/2025)